NEWS RELEASE

Endeavour Outlines Three New High Grade Silver Mineralized Zones at Guanacevi Mines Project, Durango, Mexico

Vancouver, Canada – February 7, 2007 - Endeavour Silver Corp. (TSX: EDR, AMEX: EXK, DBFrankfurt: EJD) announces that recent drilling has outlined three new high grade silver mineralized zones at the Guanacevi Mines Project, Durango, Mexico.

The Alex Breccia zone is located 800 m southwest of the historic Santa Cruz mine along the Santa Cruz vein; the La Prieta zone occurs at the south end of the Santa Cruz property 300 m further southwest from the Alex Breccia; and the El Pelayo vein forms a north-trending splay off the Santa Cruz vein 500 m north of the Santa Cruz mine. All three zones previously produced minor amounts of ore from small underground mine workings.

Alex Breccia mineralization consists of polymetallic sulfides forming disseminations and lenses of argentite, galena and sphalerite within a brecciated portion of the Santa Cruz vein exposed on Santa Cruz mine level #6. Endeavour’s underground sampling returned average grades of 492 gpt silver and 0.35 gpt gold over a 1.7 m width (14.9 oz per ton Ag equivalent over 5.6 ft) along a 10 m length of exposed breccia.

Drilling highlights include 4.15 m grading 887 gpt silver, 1.46 gpt gold, 7.92 % zinc and 1.85 % lead, or 4935 gpt silver, 3.77 gpt gold, 24.00 % zinc and 5.49 % lead over 0.35m in hole BAU –5, as shown in the following table:

		Alex Breccia Drill Results
Hole	From	Length	Silver	Gold	Zinc	Lead
(no.)	(m)	(m)	(gpt)	(gpt)	(%)	(%)

BAU –1	89.70	4.50	365	0.85	Awaiting Assays
and	95.35	0.85	2388	1.34	2.88	0.26

BAU – 2	70.00	2.10	532	1.61	0.78	0.26
and	75.15	0.85	681	3.70	1.14	0.76

BAU – 3	72.80	1.00	634	3.02	0.45	0.13
and	89.40	1.00	366	0.99	1.08	0.45

BAU – 4	108.20	0.60	1765	1.23	7.26	3.79

BAU – 5	114.80	0.25	1538	1.34	0.95	0.43

and	121.40	4.15	887	1.46	7.92	1.85
incl.	121.40	0.35	4935	3.77	24.00	5.49
incl.	123.60	0.20	2010	2.19	27.70	7.89
and	126.90	1.45	191	0.39	3.81	1.04

BAU – 6	136.70	6.30	667	0.43	1.09	2.97
incl.	138.10	1.40	1843	1.02	1.12	4.43

BAU – 7	111.80	2.00	634	0.25	Low Grade
and	128.00	1.50	378	0.46	1.08	0.54

BAU – 8	136.55	1.75	591	0.49	0.90	1.89
incl.	137.60	0.70	1066	1.06	1.00	3.29
and	140.60	4.20	372	0.47	1.73	1.51
True widths are approximately 85% to 95% of core lengths.

The eight Alex Breccia drill holes intersected two sub-parallel mineralized zones over a 100 m length to a 150 m depth below Santa Cruz mine level #6, still open in all directions. More underground drilling is planned for 2007 but the Alex Breccia zone is also amenable to rapid underground development, as it lies only 100 m south of the Victor Breccia ramp on level #6.

This area will be explored and developed in the first half of 2007 to assess its potential for production in the second half of 2007. Since the Alex Breccia mineralization has significant zinc-lead values, it is being evaluated for processing through the flotation circuit at the Guanacevi Plant.

La Prieta mineralization also consists of polymetallic sulfides within a high grade quartz lode surrounded by argillic alteration carrying quartz veinlets. Endeavour’s underground sampling in the La Prieta ramp averaged 557 gpt silver and 1.37 gpt gold over 1.4 m width (18.2 oz per ton Ag equivalent over 4.6 ft) along a 100 m length of the Santa Cruz vein. Zinc values ranged up to 5.73% and lead values up to 3.57%, although on average they returned less than 2% combined.

Drilling highlights include a broad mineralized interval of 17.1 m grading 106 gpt silver, 0.10 gpt gold, 2.15% zinc and 0.89% lead in hole LPU – 2 and a high grade drill intercept of 1.00 m grading 2251 gpt silver and 0.17 gpt gold (65.9 oz per ton Ag equivalent over 3.3 ft) in hole LPU – 6, as follows:

		La Prieta Drill Results
Hole	From	Length	Silver	Gold	Zinc	Lead
(no.)	(m)	(m)	(gpt)	(gpt)	(%)	(%)

LPU – 2	73.20	1.50	799	0.62	Low Grades

LPU – 4	146.35	17.12	106	0.10	2.15	0.89
incl.	148.15	1.25	298	0.24	3.71	1.14
and	161.10	2.37	82	0.15	5.82	3.29

LPU - 6	168.35	1.95	298	0.34	0.91	0.25
and	179.20	1.00	2251	0.17	0.95	0.21

LPU – 8	68.20	2.45	5.27	0.86	Awaiting Assays

and	75.60	2.00	276	1.11
and	90.40	2.40	274	0.22
True widths are approximately 80% to 90% of core lengths.

Four of the eight La Prieta drill holes intersected silver mineralization of economic interest over a 100 m length to a 200 m depth below Santa Cruz mine level #6, partly open for expansion. La Prieta is a smaller target that will be left for further drilling until after Alex Breccia is fully explored.

The El Pelayo mine lies on a vein splay of the Santa Cruz vein system that intersects the Santa Cruz vein to the south of the Porvenir mine ramp. It was developed in the past by two short adits. Endeavour’s exploration team cleaned out the lower adit and collected channel samples across the vein at approximately 5 m intervals along the 400 m vein length exposed underground.

A 179 m length of the El Pelayo vein returned 570 gpt silver and 0.94 gpt gold over an average width of 1.4 m (18.1 oz per ton Ag equivalent over 4.6 ft). The highest grade sample assayed 1006 gpt silver and 1.4 gpt gold over a 0.8 m thickness (31.4 oz per ton Ag equivalent over 2.6 ft) and the thickest vein sample graded 338 gpt silver and 0.5 gpt gold over a 3.9 m width (10.7 oz per ton Ag equivalent over 12.8 ft).

Endeavour drilled 13 holes to test the down-depth potential of the El Pelayo vein over a 400 m strike length to a depth of 200 m below surface. Four holes intersected high grade silver mineralization over mineable widths, as follows:

		El Pelayo Drill Results
Hole	From	Length	Silver	Gold	Ag Equivalent
(no.)	(m)	(m)	(gpt)	(gpt)	(opt)	(ft)
PY9-1	142.25	1.65	202	0.38	6.4	5.4
and	128.30	2.05	204	0.46	6.6	6.7

PY10-2	210.55	0.35	4740	28.94	180.4	1.1

PY12-1	99.80	1.00	288	0.79	9.5	3.3

PY13-1	181.85	1.15	232	0.65	7.7	3.8
True widths are approximately 80% to 90% of core lengths. Silver equivalents are based on a 48 silver: 1 gold ratio using US$625 gold and $13.03 silver prices.

The El Pelayo vein is different from the Santa Cruz vein in two ways, one, it trends N-S rather than NW-SE, and two, it is hosted by Cretaceous conglomerates rather than the Tertiary andesite host rocks. Although narrower and more sporadic than the high grade zones in the Porvenir Mine, mineralization in the El Pelayo mine will be assessed for its resource and mining potential.

Bradford Cooke, Chairman and CEO, commented, “ We are very encouraged by the fact that new high grade silver mineralized zones continue to be outlined at the Guanacevi Mines Project, even after two years of continuous drilling along the Santa Cruz vein system. Once these new discoveries are modelled for resource estimation, Endeavours operations team will schedule these zones for mining as part of a minimum five year mine plan.”

Godfrey Walton, M.Sc., P.Geo., is the Qualified Person supervising the surface and underground drilling and sampling programs at the Guanacevi Mines Project. A Quality Control sampling program of blanks and duplicates has been instituted to monitor the integrity of all assay results. All core samples are split at the Guanacevi minesite, assayed at the Guanacevi plant, and rejects, blanks and duplicates are delivered to the BSI Inspectorate sample prep lab in Durango for the preparation of sample pulps. Samples are dried, crushed, split and 30 gram pulp samples are then air freighted to Reno, Nevada for analysis at the BSI Inspectorate laboratory. Gold and silver at both Guanacevi and BSI are determined by fire assay with an atomic absorption (AA) finish.

Endeavour Silver Corp. is a silver mining company focused on the aggressive growth of its silver production, reserves and resources in Mexico. Company management believes that the expansion program now underway at the high grade Guanacevi Mines Project in the state of Durango should make Endeavour one of the top primary silver producers in the world.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS
Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.